UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368678108

(CUSIP Number)

Domestic Securites, Inc., 160 Summit Avenue, Montvale, NJ 07645  (201)782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Domestic Securities, Inc. 22-2682329

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 215,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 215,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) C

Item 1.	Security and Issuer
Class A Common Stock
Gemcor Industries, Inc. 5201 North Orange Blossom Trail Orlando, FL 32810
Item 2.	Identity and Background

(a)    Name of Person Filing:

         Domestic Securities, Inc.

(b)    Residence or business address:

         160 Summit Avenue, Montvale, NJ 07645

(c)    Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Domestic Securities, Inc. is an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, New Jersey 07645

(d)    Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

         None

(e)    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

         None

(f)     Citizenship:

         United States

Item 3.	Source and Amount of Funds or Other Consideration
Working Capital.
Item 4.	Purpose of Transaction

         Domestic Securities, Inc. is a market maker in the stock of the Issuer and purchased the stock for its market making activities as well as for investment purposes.  Also, as previously disclosed, the management of Domestic Securities, Inc. believes that the November 2003 tender offer by the Issuer was grossly inadequate and not in the best interests of the public stockholders of the Issuer.  By press release dated December 3, 2003, the Issuer withdrew the tender offer.

         Domestic Securities, Inc. and Attain Services Corp. have employed attorneys, CPAs and others to review the Issuer’s filings with the Securities and Exchange Commission (“SEC”) and understand that the results of those professionals' work product have resulted in the filing of the lawsuit, today, discussed hereafter, and understand that the lawsuit contains, among other things, allegations that the Issuer's filings are false, misleading and contain material misstatements.  On the morning of March 15, 2004, effective March 12, 2004, Domestic Securities, Inc., Attain Services Corp. and Josef A. Ross, a stockholder of the Issuer, filed on behalf of the Issuer a shareholders' derivative action against three of its current directors, E.J. Elliott, John Elliott and Randolph Fields, in the United States District Court for the Southern District of Florida seeking equitable relief only for the benefit of the Issuer and all of its public shareholders to, among other things, (i) prohibit any further fraudulent filings by the Issuer with the SEC and (ii) appoint a special monitor of the court to investigate and oversee certain matters related to the Issuer and report back to the court.  The intended purpose of the litigation is to benefit the Issuer and the public shareholders.

         As a result of the foregoing, the Reporting Person’s position with respect to the Issuer may not be considered solely that of a passive investor.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

         Domestic Securities, Inc. may purchase additional shares of common stock both as market maker and as an investor and, alternatively, may sell of all or a portion of the shares held by it in the open market or in privately negotiated transactions to one or more financial or strategic purchasers.

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:

         None

(c)    A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

         None

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

         Domestic's management believes that the Issuer's Board should consist of a majority of truly independent directors who would also comprise the Issuer's Audit Committee, Nominating Committee, Compensation Committee and Legal Committee.

(e)    Any material change in the present capitalization or dividend policy of the issuer:

         Domestic's management believes that the Issuer's present management's ability to control the composition of the Issuer's Board through their control of the Class B shares, which have the right to elect 75% of the Issuer's directors, is not in the best interest of the public shareholders, is an impediment to the maximizing shareholder value, and is no longer acceptable under applicable, present, legal standards.

(f)     Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

         None

(g)    Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

         None

(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

         None

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

         None

(j)     Any action similar to any of those enumerated above:

         None

Item 5.	Interest in Securities of the Issuer

(a)    State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

         Amount beneficially owned at the close of business on March 12, 2004: 215,672 shares.

         Percent of class           3.1%

(b)    For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:

         Sole power to vote or to direct the vote                                                                               0

         Shared power to vote or to direct the vote                                                                215,672

                        Shared with the co-directors of Domestic
               Securities, Inc., Harvey Houtkin
               and Mark Shefts                                                                                              215,672

         Sole power to dispose or to direct the disposition of                                                         0

         Shared power to dispose or to direct the disposition of                                          215,672

                        Shared with the co-directors of Domestic
               Securities, Inc., Harvey Houtkin
               and Mark Shefts                                                                                              215,672

(c)    Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

         All of the following transactions were effected for Domestic Securities, Inc. as a market maker on the Pink Sheets

Date	Type	Amount	Price
01/29/04	B	5,100	16,830.00
02/02/04	B	2,500	8,250.00
02/24/04	B	500	1,525.00
02/27/04	B	500	1,600.00
03/02/04	B	350	1,137.50
03/04/04	S	7,300	24,455.00
03/04/04	B	500	1,700.00
03/05/04	B	2,225	7,787.50
03/08/04	B	1,500	6,000.00
03/08/04	B	1,000	3,800.00
03/10/04	S	1,000	4,000.00
03/11/04	B	500	2,025.00
03/12/04	B	500	2,000.00

(d)    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Shares owned by Domestic Securities, Inc. and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of Domestic, Mark Shefts and Harvey Houtkin.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None.  However, Domestic is a co-plaintiff, together with Attain Services Corp and Josef A. Ross in the suit filed on behalf of the Issuer, which was required to be named as a Nominal Defendant, a shareholders' derivative action against three of its current directors, E.J. Elliott, John Elliott and Randolph Fields, as described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2004
Date
/s/ Mark Shefts
Signature
Mark Shefts President
Name/Title